Exhibit 99.2

Global Graphite Supplier, Graphex Group Entered into an Agreement with Jixi Mashan Government in China to Support its Continued Expansion

The agreement for a new production facility will allow Graphex Group to increase its annual output production of graphite to supply gigafactories in China and the rest of the world.

ROYAL OAK, Michigan - September 21, 2022 - Today, the global supplier of graphite Graphex Group Limited (NYSE American: GRFX | HKSE: 6128), announced it has entered into an agreement with the Jixi Mashan Government on a project for a new production facility located in the Jixi (Mashan) Graphite Industrial Park (the “Project”). The agreement will allow Graphex to increase its annual production of graphite while establishing a graphite deep processing and production facility. The new site will have an intended output of 20,000 metric tons of high-purity spherical graphite in Phase I and an additional 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials in Phase II of the Project respectively.

Within the Jixi (Mashan) Graphite Industrial Park, the new factory for Phase I of the Project will feature five workshops across 270,000 square feet, an office building, and employee accommodation areas. The Project will roll out over the course of the next three years. Under the MOU, the Jixi Mashan Government will provide Graphex with the right to purchase the factory premise, while providing green electricity sources such as wind and solar to operate the facility.

Graphex believes, based on industry reports including Benchmark Mineral Intelligence, the combined annual demand for graphite anode material capacity to supply EV battery gigafactories in the U.S., Europe, and China will be over 4 million tons by 2030, which represents a 10X increase over the demand today.

“The global rise in demand for graphite continues unabated, and Graphex’s new production facilities in the U.S., China, and eventually Europe, will ensure that we can deliver a long-term stable supply of quality materials that are integral to the EV ecosystem,” said John DeMaio, President of Graphex Group and CEO of Graphex Technologies, Graphex Group’s operating subsidiary in the US. “The expansion of our production capabilities in Jixi and in Warren, MI are further steps in following through on our strategic plan to provide foundational support to the EV industry when and where it is needed. China has a well-established EV manufacturing industry and is a stable and expanding revenue base for us, so expansion of our existing operations is well-supported. And as the EV industry continues to accelerate in the U.S. demand for graphite is approaching 200,000 tons per year to supply just the gigafactories that have been announced so far. Currently, domestic production capacity of battery grade natural graphite is negligible and , given the emphasis on creating domestic U.S. supply chains as promoted recently in the Inflation Reduction Act, the Bipartisan Infrastructure Law, and Defense Production Act, we see significant opportunity for our experienced production capabilities to bridge that gap.”

In addition, as part of the agreement, Graphex Group has established a wholly foreign owned enterprise, Graphex (Heilongjiang) New Energy Technologies Company Limited, in Jixi City to carry out the proposed production facility. The added facility will now allow Graphex Group to gradually increase its annual production capacity to 40,000 tons metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials in China starting in 2023.

Graphex continues development of a production plant for 15,000 metric tons of natural graphite battery anode material in Warren, Michigan through a joint venture and has recently announced a new initiative to establish a new pilot plant to produce high-purity spherical graphite within the same facility.

To learn more about these developments and more from Graphex Group, please visit www.graphexgroup.com

About Graphex: Graphex Group Limited, a Cayman Island company with principal offices in Hong Kong and regional offices in Shanghai and Royal Oak, MI, USA. Graphex is focused on the development of technologies and products to enhance renewable energy, particularly the enrichment of spherical graphite and graphene, key components for EV batteries and lithium-ion batteries for other use cases. Proficient in the commercial deep processing of graphite, Graphex has extensive commercial experience producing battery grade purified spherical graphite to the power battery market, currently at a volume of 10,000 metric tons per annum (tpa) with intentions to expand production to 40,000 tpa over the next three years. With a strategy to expand its global operations to support energy transition and electrification efforts worldwide, Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection.

Forward Looking Statements:

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties.

Information from third sources identified in this release are based on published reports for such information that are generally available by third parties. We have not commissioned any such report or study and we have assumed the accuracy of such reports without independent investigation or inquiry. Any such third party is an author or publisher of papers or studies that are used by industry professionals, generally, and there should not be any implication that any such third party is an “expert” under SEC Rule 436

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Media Contact:

FischTank PR

graphex@fischtankpr.com